ACT Advisers Act
SECTION 203(a)
RULE
PUBLIC AVAILABILITY May 25, 2012 5/25/12

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

IM Ref. No. 20125241412
Allianz of America, Inc.

Your letter dated May 25, 2012 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under section 203(a) of the Investment Advisers Act of 1940 (the "Advisers Act") against Allianz of America, Inc. ("AZOA"), a corporation organized under the laws of the State of Delaware, if AZOA does not register with the Commission as an investment adviser under the Advisers Act.

In your letter, you assert, among other things, that AZOA is not engaged in the business of "advising others."[1] Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission against AZOA under section 203(a) of the Advisers Act if AZOA does not register as an investment adviser under the Advisers Act.[2] Our position is based particularly on your representations that:

- AZOA is a wholly owned subsidiary of Allianz SE, a German Societas Europaea (the "Parent"). AZOA was established for the purpose of serving as a holding company for various U.S.-based subsidiaries of the Parent, and has been operated for this purpose and for the purpose of providing investment advisory services to U.S.-based and foreign insurance companies that are direct and indirect wholly owned subsidiaries of the Parent (each, an "Allianz Group Company") and to their direct and indirect wholly owned subsidiaries;
- AZOA does not hold itself out to the public as an investment adviser, and provides investment advice only to the Allianz Group Companies and to their direct and indirect wholly owned subsidiaries; and
- The Allianz Group Companies beneficially own, directly or indirectly, 100% of the assets for which AZOA provides investment advice.

This response expresses our view on enforcement action only and does not express any legal or interpretive position on the issues presented. Because our position is based upon all of the facts and representations, any different facts or representations may require a different conclusion.[3]

Michael S. Didiuk
Senior Counsel

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1 Section 202(a)(11) of the Advisers Act defines "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities."

2 *See* Zenkyoren Asset Management of America Inc., SEC Staff No-Action Letter (June 30, 2011).

3 This relief would not apply if, for example, the Parent or any Allianz Group Company were a private fund as defined in section 202(a)(29) of the Advisers Act.





ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

May 25, 2012

Brian D. McCabe
T +1 617 951 7801
F +1 617 235 0425
brian.mccabe@ropesgray.com

VIA EMAIL

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504
Attention: Douglas J. Scheidt, Esq., Associate Director and Chief Counsel

Re: Request for No-Action Assurance

Ladies and Gentlemen:

We are writing on behalf of Allianz of America, Inc. ("AZOA"), a corporation organized under the laws of the State of Delaware. AZOA seeks assurance from the staff of the Division of Investment Management (the "Staff") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "Commission") under Section 203(a) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), if AZOA does not register with the Commission as an investment adviser under the Advisers Act.

Based on the Staff's prior positions, we do not believe that AZOA is in the business of "advising others."

Factual Background

AZOA is a wholly-owned subsidiary of Allianz SE, a German Societas Europaea that provides financial services, including insurance, asset management and banking, to its customers. AZOA previously relied upon the "private adviser exemption" from registration as an investment adviser under Section 203(b)(3) of the Advisers Act, which was eliminated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.[1]

AZOA, incorporated in 1976, performs asset management and investment advisory services for U.S.-based and foreign insurance companies that are direct and indirect wholly-owned subsidiaries of Allianz SE (the "Allianz Group") and for their direct and indirect wholly-owned subsidiaries. AZOA was established for the purpose of serving as a holding company for various U.S.-based subsidiaries of Allianz SE, and AZOA has been operated for this purpose and for the purpose of providing investment advisory services to the Allianz Group and to their direct and indirect wholly-owned subsidiaries. AZOA provides these advisory services through two of its business units – functionally-organized groups of AZOA employees that do not have a separate legal existence. One of these business units, known internally as Allianz Real Estate of America, provides advice with respect to investments in real estate and real estate-related securities, including joint ventures or funds that are sponsored or advised by third parties, and the other, known internally as AZOA's private placement team, provides advice with respect to investments in privately-placed securities. AZOA is reimbursed by each of its advisory clients for its costs in providing investment advisory services through an internal transfer cost construct, and is not based on investment performance. Individual AZOA employees providing investment advice receive base and bonus compensation similar in structure to what other Allianz Group employees receive. While investment performance is an element of the criteria used to set bonus compensation, it is not the only criterion. AZOA provides general investment advice for U.S.-based and foreign insurance company subsidiaries of the Allianz Group of the type that, if the general investment advice to U.S-based insurance companies were AZOA's sole activity, would exempt AZOA from registration under Section 203(b)(2) of the Advisers Act.[2]

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[1] Pub. L. No. 111-203, *124 Stat. 1376 (2010).*
[2] The Advisers Act does not define "insurance companies," but Section 2(a)(17) of the Investment Company Act of

AZOA advises only the Allianz Group and its direct and indirect wholly-owned subsidiaries. Allianz Group companies beneficially own, directly or indirectly, 100% of the assets for which AZOA provides investment advice. Neither Allianz SE nor AZOA has received any investment directive from any Allianz Group insureds or any third party.

AZOA does not hold itself out to the public as an investment adviser. AZOA is not listed in any phone book under "investment advisory services" or on the world wide web as a U.S. investment adviser, does not attend investment management conferences as a provider of investment advisory services and does not engage in any advertising or conduct any marketing activities with respect to its investment advisory activities.

AZOA has never provided any investment advisory services to the general public. AZOA does not provide, and does not intend to provide in the future, investment advisory services to any third party.

The question whether AZOA is an "investment adviser" has until now been of less significance, because AZOA would have been able to rely on the "private adviser" exemption in Section 203(b)(3) of the Advisers Act, which was eliminated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.[3] Relief for advisers previously relying on that exemption extended only until March 30, 2012.[4]

Discussion

Section 202(a)(11) of the Advisers Act defines "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." This definition includes three essential elements. An "investment adviser" generally includes any person that: (1) for compensation, (2) is engaged in the business of (3) providing advice to others or issuing reports or analyses regarding securities. A person must satisfy all three elements to fall within the definition of "investment adviser."[5]

We do not believe AZOA satisfies the third prong of this test as it is not providing investment advice to "others" regarding securities. Rather, AZOA provides investment management services solely to direct and indirect wholly-owned subsidiaries of the Parent.

The Staff has granted no-action relief and the Commission has granted exemptive relief in analogous situations. In *Zenkyoren Asset Management of America Inc.*, Zenkyoren Asset Management of America Inc. ("ZAMA") was a wholly owned subsidiary of National Mutual Insurance Federation of Agricultural Cooperatives ("NMIFAC"), a Japanese insurance federation.[6] ZAMA asserted that it was established and has been operated for the sole purpose of providing investment advisory services to four foreign funds in which NMIFAC was the only investor. ZAMA did not hold itself out to the public as an investment adviser, provided investment advice only to the NMIFAC via the four foreign funds and the four foreign funds (which only included NMIFAC's assets) were established and operated solely for the benefit of NMIFAC in order to enable NMIFAC to pool and invest its premium proceeds in order to meet short, medium and long term claim obligations and other operating costs of its insurance business. ZAMA sought and received assurance that the Staff would not recommend an enforcement action under Section 203(a) of the Advisers Act if ZAMA did not register with the Commission as an investment adviser under the Advisers Act after the elimination of the "private adviser" exemption in Section 203(b)(3) of the Advisers Act on which it had previously relied.

1940 defines an "insurance company" as "a company which is organized as an insurance company, whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies, *and which is subject to supervision by the insurance commissioner or a similar official or agency of a State*; or any receiver or similar official or any liquidating agent for such a company, in his capacity as such" (emphasis added). Certain of the foreign insurance companies that are advisory clients of AZOA are not subject to supervision by the insurance commissioner of a State, and may therefore not be "insurance companies" within the meaning of Section 203(b)(2) of the Advisers Act.

[3] Pub. L. No. 111-203, *124 Stat. 1376 (2010).*

[4] *See* Investment Advisers Act Release No. 3221 (Jun. 22, 2011).

[5] *See* Investment Advisers Act Release No. 1092 (Oct. 8, 1987).

[6] *See Zenkyoren Asset Management of America Inc.*, SEC Staff No-Action Letter (Jun. 30, 2011).

In *Lockheed Marlin Investment Management Co.*, Lockheed Martin Investment Management Company ("LMIMCo"), a wholly-owned subsidiary of Lockheed Martin Corporation ("Lockheed"), was a registered investment adviser that did not hold itself out to the public as an investment adviser.[7] LMIMCo's sole purpose was to provide investment advisory services to various employee benefit plans and trusts of Lockheed and certain of its affiliates.[8] LMIMCo asserted that it was not in the business of providing investment advice to others concerning securities. LMIMCo sought and received assurance that the Staff would not recommend an enforcement action under Section 203(a) of the Advisers Act as a result of LMIMCo withdrawing its registration as an investment adviser under the Advisers Act.

In an earlier letter, *BankAmerica Capital Corp.*, BankAmerica Capital Corporation ("BCC") rendered venture capital investment advice to its parent and certain wholly-owned subsidiaries of the parent (together, the "Affiliates") and acted as investment adviser to a private venture capital fund structured as a limited partnership.[9] The private venture capital fund's limited partners consisted of a restricted number of sophisticated individual and institutional investors of substantial net worth, including one or more of the Affiliates. BCC relied on the "private adviser" exemption in Section 203(b)(3) of the Advisers Act. BCC contended that the Affiliates should not be counted as "clients" of BCC for purposes of Section 203(b)(3) and argued that, in the context of the statutory definition, it was not acting as an investment adviser within the meaning of Section 202(a)(11) of the Advisers Act with respect to the Affiliates because BCC was not "advising others." BCC sought and received confirmation from the Staff that it would not recommend an enforcement action against BCC if, so long as the venture capital fund had fewer than fifteen limited partners, BCC acted as investment adviser to the venture capital fund and the Affiliates without registering as an investment adviser under the Advisers Act, provided that BCC proceeded in reliance on the opinion of counsel that the private adviser exemption was available to BCC.

In *CSX Financial Management Inc.*, CSX Financial Management Inc. ("CSX Financial"), an indirect wholly-owned subsidiary of CSX Corporation ("CSX"), was a registered investment adviser and existed solely to provide investment advisory services to CSX and certain of its subsidiaries.[10] CSX Financial did not hold itself out to the public as an investment adviser. CSX Financial submitted that its advisory services to CSX and its subsidiaries should not be considered services to "others" regarding securities. CSX Financial requested and received an order under Section 202(a)(11)(F) (now Section 202(a)(11)(11)) of the Advisers Act declaring CSX Financial to be a person not within the intent of Section 202(a)(11) of the Advisers Act.

Further, we do not believe that there is any public policy basis for deeming AZOA to be in the business of providing investment advice to others. AZOA is a wholly-owned subsidiary of Allianz SE, was established for the purpose of serving as a holding company for various U.S.-based subsidiaries of Allianz SE, and has been operated for this purpose and for the purpose of providing investment advisory services to Allianz Group companies and their direct and indirect wholly-owned subsidiaries. AZOA does not hold itself out to the public as an investment adviser, and AZOA advises only the Allianz Group and its direct and indirect wholly-owned subsidiaries. AZOA does not provide investment advice for any assets not owned beneficially, directly or indirectly, by Allianz Group companies.

Conclusion

Based on the above, we do not believe that AZOA (itself or through its business units) is in the business of "advising others." We hereby request that the Staff give its assurance that it will not recommend that the Commission take enforcement action under Section 203(a) of the Advisers Act against AZOA if AZOA does not register with the Commission as an investment adviser under the Advisers Act.

Sincerely yours,



Brian D. McCabe

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[7] *See Lockheed Martin Investment Management Co.*, SEC Staff No-Action Letter (Jun. 5, 2006).
[8] Among other things, LMIMCo monitored Lockheed common stock held by a third party trustee of a non-qualified trust and directed the trustee to make certain decisions with respect to the trust. The presence of the third party trustee was not an impediment to LMIMCo's obtaining no-action relief.
[9] *See BankAmerica Capital Corp.*, SEC Staff No-Action Letter (Apr. 27, 1978).
[10] *See CSX Financial Management, Inc.*, File No. 803-134, Release Nos. IA-1805 (Jun. 23, 1999) (notice) and IA-1808 (Jul. 20, 1999) (order).